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                                                                    Exhibit 17.1

HomeCom Communications, Inc.,

I am writing you now to officially announce my resignation, effective today, March 25, as an External Board member for HomeCom. I have enjoyed my few years of service as a Board member and I wish you and the rest of the company much success in future ventures.

Sincerely,
Gregory Abowd